Exhibit 99.1

Steakholder Foods® Shares Letter from the CEO, Arik Kaufman

Letter highlights recent commercial milestones, transition to revenue generation, and growth outlook for 2025

Rehovot, Israel, Oct. 15, 2024 (GLOBE NEWSWIRE) -- Steakholder Foods Ltd. (Nasdaq: STKH) (the “Company”), a leading innovator in alternative proteins and 3D printing technologies, shared a letter from the CEO Arik Kaufman detailing recent commercial milestones, the Company’s transition to initial recurring revenue, and its growth outlook for 2025.

The letter

Dear Steakholder,

I am pleased to provide an overview of the meaningful progress we have made in our commercialization efforts and progress towards consistent revenue generation. Building upon our achievements from the first half of the year, we have reached several key milestones that demonstrate both the accelerating consumer adoption of plant-based food alternatives and the growing market acceptance of our innovative technology. These developments further solidify our position in the alternative protein sector and mark the beginning of an exciting new chapter for our company.

A highlight of our recent progress has been securing our first purchase orders under agreements with two key industry players: Bondor Foods Ltd., a manufacturer and institutional market distributor, and Wyler Farm Ltd., an alternative protein producer. These orders represent a pivotal moment for our company, marking the inception of our revenue streams and affirming the commercial viability of our offerings..

Our commercial sales agreement with Bondor Foods Ltd., a sister company of Premazon, has yielded its first tangible results. Following the successful completion of a product development phase with Premazon announced earlier this year, we have received our first purchase order from Bondor Foods for our proprietary SH™ – Fish premix blends. . While the initial revenue will be minimal for this year, this achievement is a crucial validation of our commercialization strategy and sets the stage for potentially significant future sales. Our agreement with Bondor Foods involves integrating our premix into their new line of plant-based white fish and salmon patties. These innovative products are set to reach the market by the end of 2024, leveraging Bondor’s existing extensive distribution network.

Steakholder Foods Ltd.	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel	+972-73-332-2853

Building on our commercial momentum, we recently announced another significant milestone: a purchase order from Wyler Farm for our SH™ - Beef premix blends. This order stems from the commercial cooperation agreement we signed in May 2024 and is for the development of a new line of plant-based meatballs, burgers, and minced beef for release by early 2025. This second purchase order underscores our versatility in meeting diverse needs across the alternative protein sector, from seafood to meat substitutes. Following the successful launch, we will work with Wyler Farm to produce an additional product line using our proprietary 3D printing technology and premix blends, including manufacturing printed beef steaks.

In addition to these exciting new developments, we continue to make progress with our previously announced partnerships with the Industrial Technology Research Institute (ITRI), a Taiwan-based world-leading applied technology research institute, and Sherry Herring Sandwiches Ltd, a highly-recognized gourmet fish delicacies brand. Our collaboration with ITRI, initiated in May, continues to drive our expansion in Taiwan, focused on developing products tailored to local tastes.

To support our commercialization efforts, we have opened our first full-scale Demonstration Center, a state-of-the-art facility that showcases our groundbreaking 3D printing technologies in action. This center features live demonstrations of our MX200 and HD144 printers, allowing potential clients and partners to experience firsthand the entire production process of our plant-based meat and seafood alternatives. Built to food production facility standards, the center enables visitors to observe every step from material preparation through production and packaging, culminating in tasting sessions that highlight the quality and versatility of our products. Furthermore, we are promoting global marketing efforts and will showcase our offerings at major industry events, including “Plant-Based World Expo” in London this November.

As we look ahead, our focus remains steadfast on:

1.	Executing our existing commercial agreements and securing new ones
2.	Leveraging our Demonstration Center to engage potential partners
3.	Supporting our partners as they scale production using our technology
4.	Continuing to innovate and expand our product portfolio

With our transition from development to commercialization now underway and our first revenue milestone achieved, we are entering a new phase in our company’s journey. The strategic partnerships, commercial advancements, and our first recurring revenue streams lay a solid foundation for our future growth and commercialization efforts. Looking forward to 2025, we anticipate generating substantial revenue growth as our initial agreements take full effect and we attract interest from additional market participants. We remain committed to creating long-term value for our stakeholders while contributing to a more sustainable food system.

Steakholder Foods Ltd.	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel	+972-73-332-2853

Thank you for your continued support and belief in our vision. Your belief in our mission drives us to push the boundaries of what’s possible in the food industry. I look forward to sharing more developments as we continue our journey of growth and innovation.

Yours truly,

Arik Kaufman

CEO of Steakholder Foods

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com	Steakholder Foods Investors@steakholderfoods.com

Tel: +1-818-642-5257

Steakholder Foods Ltd.	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel	+972-73-332-2853

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